Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 11 DATED JUNE 8, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan –Mar View 13, LLC

On June 2, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $1,417,000 (the “DB Builders Mar View 13 Senior Loan”). The borrower, Mar View Partners, LLC, a California limited liability company (“DB Builders Mar View 13”), used the loan proceeds to purchase 20,148 square feet of land that is currently entitled at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Builders Mar View 13 Property”). DB Builders Mar View 13 currently plans to progress design and construction documents, file the construction documents with the city for building permits and build thirteen units under the Los Angeles Small Lot Ordinance. The DB Builders Mar View 13 Senior Loan is secured by the DB Builders Mar View 13 Property.

DB Builders Mar View 13 is managed by the principals of DB Builders (“DB”), a real estate company established in 2001 that is based in Chatsworth, CA and specializes in urban infill projects in the greater Los Angeles and Orange County area. As of the closing date, they currently have approximately $28,977,000   of real estate under development. Daniel Bernstein, the manager of DB, provided traditional bad-boy carve-out guarantees. Other than with regard to the DB Builders Mar View 13 Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with DB.

The DB Builders Mar View 13 Property is currently unimproved. The entitlement approval was given on January 2, 2015.

On the original closing date of the DB Builders Mar View 13 Senior Loan, DB Builders Mar View 13 was capitalized with approximately $2,017,000 of equity capital from the borrower, which was applied to the land acquisition and closing costs.

The DB Builders Mar View 13 Senior Loan bears an interest rate of 9.00% per annum, with an amount equal to 9.00% per annum paid current through the maturity date, June 2, 2018 (the “DB Builders Mar View 13 Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the DB Builders Mar View 13 Senior Loan amount, paid directly by DB Builders Mar View 13.

DB Builders Mar View 13 has the ability to extend the DB Builders Mar View 13 Maturity Date for six months; provided, however, to exercise such extension, DB Builders Mar View 13 is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the DB Builders Mar View 13 Senior Loan. During the extension period, the interest rate of the DB Builders Mar View 13 Senior Loan will increase to 10.0% per annum. The DB Builders Mar View 13 Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Builders Mar View 13 Senior Loan.

The principals of DB have provided customary bad boy carve-out guarantees.

As of its initial draw    as of the closing date, the DB Builders Mar View 13 Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 43%. The LTC ratio is the amount of the DB Builders Mar View 13 Senior Loan divided by the purchase price. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the DB Builders Mar View 13 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 35%. The LTV ratio is the amount of the DB Builders Mar View 13 Senior Loan divided by the May 2017 third-party appraised value of the DB Builders Mar View 13 Property. There can be no assurance that such value is correct.

The DB Builders Mar View 13 Property is located in the Echo Park submarket   of Los Angeles, CA. Echo Park is located between Silver Lake and Downtown. Echo Park has benefited from the gentrification of its neighborhoods, and combined with its central location on the east side of Los Angeles, it is a desirable location for new housing supply. The DB Builders Mar View 13 Property is located on White Knoll Avenue, overlooking Dodger’s Stadium.

As the DB Builders Mar View 13 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.